SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )

Strongbridge Biopharma plc
(Name of Issuer)

Ordinary Shares, $0.01 par value
(Title of Class of Securities)

G85347105
(CUSIP Number)

Mr. Heath N. Weisberg
Caxton Corporation
731 Alexander Road, Bldg. 2
Princeton, New Jersey 08540
(212) 205-6805
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 22, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. | |

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Caxton Corporation 22-2437619

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,394,994

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,394,994

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,394,994

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.3%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CDK Associates, L.L.C. 22-3437741

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,102,433

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,102,433

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,102,433

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner, Bruce

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

5,394,994

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

5,394,994

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,394,994

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.3%

14.	TYPE OF REPORTING PERSON

IN

ITEM 1.	Security and Issuer
This Schedule 13D relates to the ordinary shares (the "Ordinary Shares"), of Strongbridge Biopharma plc (the "Company").  The principal executive office of the Company is located at 900 Northbrook Drive, Suite 200, Trevose, Pennsylvania 19053.

ITEM 2.	Identity and Background
(a)          This statement is being filed by Caxton Corporation, a Delaware Corporation, CDK Associates, L.L.C., a Delaware limited liability company and Mr. Bruce Kovner (each a "Reporting Person" and collectively the "Reporting Persons").
(b) (i)	The address of Caxton Corporation is 731 Alexander Road, Bldg. 2 Princeton, NJ 08540.
(ii)	The address of CDK Associates, L.L.C. is 731 Alexander Road, Bldg. 2 Princeton, NJ 08540.
(iii)	The business address of Mr. Kovner is 1001 North U.S. Highway 1, Jupiter, FL 33477.
(c) (i)
The principal business of Caxton Corporation is to serve as the manager of certain investment vehicles controlled by Mr. Kovner, including CDK Associates, L.L.C., and as general partner of Caxton Alternative Management LP, an affiliate of Caxton Corporation.

(ii)	The principal business of CDK Associates, L.L.C. is to serve as an investment vehicle for investments in securities.
(iii)	The present principal occupation of Mr. Kovner is Chairman of Caxton Corporation and Caxton Alternative Management LP.
(d)          No person filing this statement has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)          No person filing this statement has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.
(f)          Citizenship:
(i)	Caxton Corporation – Delaware.
(ii)	CDK Associates, L.L.C. – Delaware.
(iii)	Mr. Kovner – United States.
ITEM 3.	Source and Amount of Funds or Other Consideration.
As of the date hereof Caxton Corporation may be deemed to beneficially own 5,394,994 Ordinary Shares.
As of the date hereof CDK Associates, L.L.C. may be deemed to beneficially own 5,102,433 Ordinary Shares.
As of the date hereof Mr. Kovner may be deemed to beneficially own 5,394,994 Ordinary Shares.
The funds for the purchase of the Ordinary Shares beneficially owned by the Reporting Persons (other than Ordinary Shares owned by employees of an affiliate of Caxton Corporation) came from working capital.

ITEM 4.	Purpose of Transaction.
Each of the Ordinary Shares of the Company that are indicated herein were acquired for investment purposes.  Based on a review of the investment, certain of the Reporting Persons may, in the open market or otherwise, acquire, cause to be acquired, dispose of, or cause to be disposed of, a material portion of Ordinary Shares or other securities of the Company, or derivatives or other instruments related to the securities of the Company.
Except as set forth in this Schedule 13D, none of the Reporting Persons has any plans or proposals that relate to any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.
(a)  (i)          Caxton Corporation is the Manager of CDK Associates, L.L.C. and as such, has voting and dispositive power with respect to the 5,102,433 Ordinary Shares beneficially owned by CDK Associates, L.L.C., and may be deemed to have voting and dispositive power with respect to the 292,561 Ordinary Shares owned by employees of an affiliate of Caxton Corporation.  As a result, Caxton Corporation may be deemed to beneficially own 5,394,994 Ordinary Shares, representing approximately 15.3% of the 35,205,3821 Ordinary Shares outstanding as of December 29, 2016.  The percentages used herein and in the rest of this Schedule 13D are calculated based upon such number of outstanding Ordinary Shares.
Caxton Corporation disclaims beneficial ownership of the Ordinary Shares owned directly by CDK Associates, L.L.C., and employees of an affiliate of Caxton Corporation, except to the extent of its pecuniary interest therein.
(ii)          CDK Associates, L.L.C. directly owns 5,102,433 Ordinary Shares, representing approximately 14.5% of the 35,205,382 total Ordinary Shares issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 5,102,433 Ordinary Shares.  As a result, Mr. Kovner may be deemed to beneficially own 5,102,433 Ordinary Shares, representing approximately 14.5% of the total Ordinary Shares issued and outstanding.
(iii)          Mr. Kovner is the Chairman and sole shareholder of Caxton Corporation, the Manager of CDK Associates, L.L.C. and as a result may be deemed to beneficially own 5,394,994 Ordinary Shares owned by CDK Associates, L.L.C. and employees of an affiliate of Caxton Corporation, representing approximately 15.3% of the 35,205,382 total Ordinary Shares issued and outstanding.
Mr. Kovner disclaims beneficial ownership of the Ordinary Shares owned directly by CDK Associates, L.L.C. and employees of an affiliate of Caxton Corporation, except to the extent of his pecuniary interest therein.
(b)          Caxton Corporation and Mr. Kovner, as Chairman and sole shareholder of Caxton Corporation, the Manager of CDK Associates, L.L.C., may be deemed to share voting and dispositive power over 5,102,433 Ordinary Shares owned directly by CDK Associates, L.L.C., and 292,561 Ordinary Shares owned directly by employees of an affiliate of Caxton Corporation.
(c)          Pursuant to the terms of that certain securities purchase agreement by and among the Company, CDK Associates, L.L.C. and various other investors (including certain employees of an affiliate of Caxton Corporation) (collectively, the "PIPE Investors"), dated December 22, 2016 (the "Securities Purchase Agreement"), CDK Associates, L.L.C. purchased, in a private placement, 4,200,000 Ordinary Shares together with associated warrants (the "Warrants") to acquire 2,100,000 Ordinary Shares at an exercise price per share of $2.50 (the "Financing").  The Ordinary Shares and Warrants were purchased as a unit at a price of $2.50 per unit (with the warrants entitling a purchaser to acquire additional Ordinary Shares equal to fifty percent (50%) of the number of Ordinary Shares purchased in the transaction).  The Financing closed on December 29, 2016.  References to and descriptions of the Financing as set forth in this Item 5 are qualified in their entirety by reference to the Securities Purchase Agreement and the form of Warrant, which are filed as exhibits to this Schedule 13D and are incorporated by reference herein.  Except as set forth herein, no other transactions in the Ordinary Shares were effected by the Reporting Persons during the past 60 days.

1 The number of outstanding Ordinary Shares is based on the 21,205,382 Ordinary Shares the Company reported outstanding in its Form 20-F filed on March 24, 2016, adjusted for the Company's private placement of a total of 14,000,000 Ordinary Shares on December 29, 2016.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Warrants
In the Financing, CDK Associates, L.L.C. received Warrants to purchase 2,100,000 Ordinary Shares at an exercise price of $2.50 per share. The Warrants are exercisable at any time, and from time to time, beginning on June 28, 2017 and ending on June 28, 2022.  The applicable per share purchase price and the number of Ordinary Shares issuable upon exercise of the Warrants are subject to adjustment for the occurrence of certain events, including stock dividends, splits, subdivisions, combinations, reorganizations and reclassifications.  The foregoing description of the Warrants is qualified in its entirety by reference to the form of Warrant, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.
Registration Rights
In connection with the Financing, the Company has entered into a registration rights agreement (the "Registration Rights Agreement") with CDK Associates, L.L.C. and the other PIPE Investors. Pursuant to the Registration Rights Agreement, among other things, the Company has agreed to file a registration statement covering the resale of the Ordinary Shares sold in the Financing and Ordinary Shares issuable upon exercise of the Warrants under the Securities Act and the rules and regulations promulgated thereunder.  The Registration Rights Agreement also contains customary indemnification provisions.  The foregoing description of the terms of the Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein.

ITEM 7.	Material to Be Filed as Exhibits
Exhibit A:  Joint Filing Agreement.
Exhibit B:  Power of Attorney of Bruce Kovner
Exhibit C:  Securities Purchase Agreement by and among the Issuer and certain purchasers, dated December 22, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer's Form 6-K filed on December 23, 2016)
Exhibit D:  Registration Rights Agreement by and among the Issuer and certain purchasers, dated December 22, 2016 (incorporated by reference to Exhibit 10.2 to the Issuer's Form 6-K filed on December 23, 2016).
Exhibit E:  Form of Warrant to purchase Ordinary Shares (incorporated by reference to Exhibit 10.3 to the Issuer's Form 6-K filed on December 23, 2016).

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 12/30/2016	Caxton Corporation*

/s/ Heath N. Weisberg
Heath N. Weisberg, as General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 12/30/2016	CDK Associates, L.L.C.

By: Caxton Corporation, Manager of CDK Associates, L.L.C.

/s/ Heath N. Weisberg
Heath N. Weisberg, as General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 12/30/2016	Bruce S. Kovner*

/s/ Heath N. Weisberg
Heath N. Weisberg, as attorney in fact for Bruce Kovner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.
ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A
AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of Ordinary Shares, $0.01 par value of Strongbridge Biopharma plc.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: 12/30/2016	Caxton Corporation*

/s/ Heath N. Weisberg
Heath N. Weisberg, as General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 12/30/2016	CDK Associates, L.L.C.

By: Caxton Corporation, Manager of CDK Associates, L.L.C.

/s/ Heath N. Weisberg
Heath N. Weisberg, as General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 12/30/2016	Bruce S. Kovner*

/s/ Heath N. Weisberg
Heath N. Weisberg, as attorney in fact for Bruce Kovner

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

Exhibit B
POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Heath Weisberg, signing singly, with full power of substitution, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned any applications, reports, or documents required or deemed appropriate by the attorney-in-fact to file pursuant to (i) the United States Securities Exchange Act of 1934, as amended, or any rule, or regulation thereunder, including, without limitation, Schedules 13D, 13G, 13F, and 13H, and Forms 3, 4, and 5, (ii) the Securities Act of 1933, as amended, or any rule or regulation thereunder, including, without limitation, Form 144, (iii) the U.S. Commodity Exchange Act, as amended or any rule or regulation thereunder, or (iv) the statutes, rules or regulations of any other domestic or foreign governmental or self-regulatory authority;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such applications, reports, or documents;
(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interests of, or legally required by the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with the applicable statutes, rules and regulations.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact or otherwise terminated by my death or other event described in section 5-1511 of the New York General Obligations Law.

SIGNATURE AND ACKNOWLEDGMENT:

In Witness Whereof I have hereunto signed my name on the 9th day of May, 2013.

/s/ Bruce Kovner
Bruce Kovner

STATE OF NEW YORK        )
                                                  )  ss:
COUNTY OF NEW YORK    )

On the 9th day of May 2013, before me, the undersigned, personally appeared Bruce Kovner, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her capacity, and that by his/her signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Cynthia Rosel Rivera
Notary Public

AGENT'S SIGNATURE AND ACKNOWLEDGMENT OF APPOINTMENT:

I, Heath N. Weisberg, have read the foregoing Power of Attorney. I am the person identified therein as agent and attorney-in-fact for the principal named therein.

I acknowledge my legal responsibilities.

/s/ Heath N. Weisberg
Heath N. Weisberg

STATE OF NEW YORK       )
                                                 ) ss:
COUNTY OF NEW YORK   )

On the 9th day of May, 2013, before me, the undersigned, personally appeared Heath N. Weisberg, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her capacity, and that by his/her signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Cynthia Rosel Rivera
Notary Public